UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 1, 2023

SELINA HOSPITALITY PLC

27 Old Gloucester Street

London WC1N 3AX

United Kingdom

Tel: +44 737 680 9248

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Update regarding Fundraising and Liability Management Efforts

In light of the fundraising and liability management efforts being undertaken by Selina Hospitality PLC (the “Company”) as part of the Company’s “path to profitability” initiatives, the Company has engaged Miller Buckfire, a Stifel Company, as financial advisor to assist with strategic alternatives and, among other things, has been exploring ways to restructure the indebtedness under the Indenture between the Company and Wilmington Trust, National Association, as trustee (“Trustee”), dated as of October 27, 2022 (the “Indenture”), in respect of $147.5 million principal amount of 6.00% Convertible Senior Notes due 2026 (the “Notes”). Over the past several weeks, the Company has been pro-actively engaging with a steering committee comprised of noteholders holding approximately 26% of the issued and outstanding Notes under the Indenture and its advisors, as well as Osprey Investments Limited (“Osprey”), the investor under the strategic financing arrangements announced by the Company on June 27, 2023 (the “Osprey Investment”), regarding the potential modification of certain terms of the Notes, via a consent solicitation, note exchange or other restructuring process. There can be no assurance that these discussions will result in any particular outcome. The Company has informed the steering committee that it would not be making the next payment of interest, which was due on November 1, 2023 and amounts to $4,425,000, and the Company has not made such payment.

Under the terms of the Indenture, the Company has a 30-day grace period before the failure to make an interest payment when due constitutes an “Event of Default” under the Indenture that would allow, among other things, either the Trustee or the holders of at least 25% in aggregate principal amount at maturity of the Notes then outstanding to declare 100% of the accrued principal amount of, premium, if any, on and accrued and unpaid interest on, all the Notes to be due and payable immediately in accordance with the terms and conditions of the Indenture and which would trigger cross-defaults under certain of the Company’s other financing arrangements.

The Company is in discussions with Osprey regarding alternative funding arrangements to those announced as part of the original Osprey Investment. The Company also will continue to engage with certain holders of the Notes as well as other creditors and potential capital providers to explore its options for additional fundraising, the restructuring of key liabilities and other strategic alternatives. There can be no assurance that the efforts described herein will result in any particular outcome.

The foregoing statements regarding the Company’s indebtedness, contractual obligations under the Notes, including possible strategic alternatives, fundraising initiatives and efforts by the Company and its advisors in connection therewith represent forward-looking statements. See “Forward-Looking Information” below.

The information furnished in this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liability of such section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Forward-Looking Information

This Report on Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, and include terms such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential,” or “continue,” or the negatives of these terms or variations of them or similar terminology. In particular, statements in this Report regarding our beliefs pertaining to our ability to obtain additional funding, restructure liabilities and/or pursue other strategic alternatives. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond our control), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon assumptions that, while we consider reasonable, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: potential negative impacts on our financial results as a result of changes in travel, hospitality, and real estate markets, including the possibility that travel demand and pricing do not recover to the extent anticipated, particularly in the current geopolitical and macroeconomic environment; volatility in the capital markets; our ability to execute on our plans to increase occupancy and margins; the potential inability to meet our obligations under our commercial arrangements and debt instruments; delays in or cancellations of our efforts to develop, redevelop, convert or renovate the properties that we own or lease; challenges to the legal rights to use certain of our leased hotels; risks associates with operating a significant portion of our business outside of the United States; risks that information technology system failures, delays in the operation of our information technology systems, or system enhancement failures could reduce our revenues; changes in applicable laws or regulations, including legal, tax or regulatory developments, and the impact of any litigation or other legal or regulatory proceedings; possible delays in ESG and sustainability initiatives; the possibility that we may be adversely affected by other economic, business and/or competitive factors, including risks related to the impact of a world health crisis; and other risks and uncertainties described under the heading “Risk Factors” contained in the Annual Report on Form 20-F for the fiscal year ended December 31, 2022 and subsequent filings with the Securities and Exchange Commission. In addition, there may be additional risks that Selina does not presently know, or that Selina currently believes are immaterial, which also could cause actual results to differ from those contained in the forward-looking statements. Nothing in this Report should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, we do not undertake any duty to update these forward-looking statements.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SELINA HOSPITALITY PLC

Date: November 1, 2023	By:	/s/ JONATHON GRECH
Jonathon Grech
Chief Legal Officer and Corporate Secretary

3